# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### January 15, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933 AND
## THE SECURITIES EXCHANGE ACT OF 1934

### Lantheus Medical Imaging, Inc.
### File No. 333-169785

### CF# 30567

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Lantheus Medical Imaging, Inc. submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the exhibits listed below.

Based on representations by Lantheus Medical Imaging, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| Exhibit | to Form | Filed on | Confidential Treatment Granted |
|---------|---------|----------|-------------------------------|
| 10.9 | S-4 | October 6, 2010, as amended | through December 31, 2017 |
| 10.12 | S-4 | October 6, 2010, as amended | through December 31, 2015 |
| 10.13 | 10-K | March 8, 2011 | through December 31, 2015 |
| 10.1 | 10-Q | May 13, 2011 | through December 31, 2017 |
| 10.25 | 10-K | March 30, 2012 | through December 31, 2014 |
| 10.4 | 10-Q | August 14, 2012, as amended | through December 31, 2014 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary